August 8, 2005

VIA EDGAR AND FACSIMILE

Edward M. Kelly, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Mikohn Gaming Corporation

d/b/a/ Progressive Gaming International Corporation

Form S-4 Registration Statement (File No. 333-124311)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-4 to become effective at 4:30 p.m. Eastern Time on August 8, 2005 or as soon thereafter as is practicable.

The undersigned registrant hereby acknowledges that:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MIKOHN GAMING CORPORATION

By:	/s/ MICHAEL A. SICURO
Michael A. Sicuro
Executive Vice President,
Chief Financial Officer, Treasurer and Secretary

cc:	Michael Dreitzer, Esq.

Heather Rollo

Steven M. Przesmicki, Esq.

Daniel Donahue, Esq.